Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MERCATO PARTNERS ACQUISITION CORPORATION

Mercato Partners Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

1. The original certificate of incorporation of the Corporation was filed with the Secretary of State of Delaware on February 22, 2021, and amended and restated and filed with the Secretary of State of the State of Delaware on March 16, 2021 and November 3, 2021 (as amended and restated, the “Certificate of Incorporation”).

2. This Certificate of Amendment to the Certificate of Incorporation was duly proposed, adopted and approved by the Corporation’s board of directors and by the affirmative vote of holders of a majority of the Corporation’s outstanding common stock entitled to vote in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

3. Section 9.1(b) of Article IX of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

“Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriter’s over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest earned on the Trust Account to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation has not completed its initial Business Combination within 20 months from the closing of the Offering (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open) (the “Deadline Date”), which may be extended pursuant to Section 9.1(c), and (iii) the redemption of shares in connection with a vote seeking (A) to modify the substance or timing of the Corporation’s obligation to allow redemptions in connection with its initial Business Combination or to redeem 100% of the Offering Shares in connection with an initial Business Combination or amendments to this Amended and Restated Certificate prior thereto or to redeem 100% of such shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of the Class A Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are Mercato Partners Acquisition Group, LLC (the “Sponsor”) or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

4. Section 9.1(c) of Article IX of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

“In the event that the Corporation has not consummated an initial Business Combination within 20 months from the closing of the Offering, the Board of Directors, in its discretion and without another stockholder vote, if requested by the Sponsor, upon five days prior written notice to the Corporation, may extend the Deadline Date by one month each on up to five occasions, for up to an additional five months (each such month being part of the “Extension Period”), but in no event to a date later than 25 months from the closing of the Offering (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open), provided that (i) for each one-month Extension Period the Sponsor (or its affiliates or its permitted designees) has deposited into the Trust Account an amount equal to the lesser of (x) $135,000 or (y) $0.045 for each Offering Share that is not redeemed by the last day immediately preceding such Extension Period, in exchange for a non-interest bearing, unsecured promissory note and (ii) there has been compliance with any applicable procedures relating to the Extension Period in the trust agreement and in the letter agreement, both of which are described in the Registration Statement. If the Sponsor requests an Extension Period, then the following applies: (A) the gross proceeds from the issuance of such promissory note referred to in (i) above will be added to the offering proceeds in the Trust Account and shall be used to fund the redemption of the Offering Shares in accordance with this Article IX; (B) if the Corporation completes its initial Business Combination, it will, at the option of the Sponsor, repay the amount loaned under the promissory note out of the proceeds of the Trust Account released to it or issue securities of the Corporation in lieu of repayment in accordance with the terms of the promissory note; and (C) if the Corporation does not complete a Business Combination by the Deadline Date, the Corporation will not repay the amount loaned under the promissory note until 100% of the Offering Shares have been redeemed and only in connection with the liquidation of the Corporation to the extent funds are available outside of the Trust Account.”

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 7th day of February, 2023.

/s/ Greg Warnock
Greg Warnock Chief Executive Officer